ModusLink
GLOBAL SOLUTIONS

Fiscal Year 2017 Second Quarter Update

(November 1, 2016 – January 31, 2017)

Safe Harbor Statement & Use of Non-GAAP Measures

This investor presentation dated March 6, 2017 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this investor presentation that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact, including without limitation, those with respect to the Company's goals, plans, expectations and strategies set forth herein are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company's ability to execute on its business strategy, including any cost reduction plans and the continued and increased demand for and market acceptance of its services, which could negatively affect the Company's ability to meet its revenue, operating income and cost savings targets, maintain and improve its cash position, expand its operations and revenue, lower its costs, improve its gross margins, reach and sustain profitability, reach its long-term objectives and operate optimally; failure to realize expected benefits of restructuring and cost-cutting actions; the Company's ability to preserve and monetize its net operating losses; difficulties integrating technologies, operations and personnel in accordance with the Company's business strategy; client or program losses; demand variability in supply chain management clients to which the Company sells on a purchase order basis rather than pursuant to contracts with minimum purchase requirements; failure to settle disputes and litigation on terms favorable to the Company; risks inherent with conducting international operations; and increased competition and technological changes in the markets in which the Company competes. For a detailed discussion of cautionary statements and risks that may affect the Company's future results of operations and financial results, please refer to the Company's filings with the Securities and Exchange Commission, including, but not limited to, the risk factors in the Company's most recent Annual Report on Form 10-K. These filings are available in the Investor Relations section of our website under the "SEC Filings" tab.

All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

The information provided herein includes certain non-GAAP financial measures. These non-GAAP financial measures are intended to supplement the GAAP financial information by providing additional insight regarding results of operations of the Company. The non-GAAP EBITDA and Recurring EBITDA financial measures used by the Company are intended to provide an enhanced understanding of our underlying operational measures to manage the Company's core supply chain business, to evaluate performance compared to prior periods and the marketplace, and to establish operational goals. Certain items are excluded from these non-GAAP financial measures to provide additional comparability measures from period to period. These non-GAAP financial measures will not be defined in the same manner by all companies and may not be comparable to other companies. These non-GAAP financial measures are reconciled in the accompanying tables to the most directly comparable measures as reported in accordance with GAAP, and should be viewed in addition to, and not in lieu of, such comparable financial measures.

Financial information for the period ended July 31, 2016 is audited and for the period ended January 31, 2017 is unaudited.

ModusLink at a Glance: Global, Integrated, Trusted

Recent Accolades

Supply & Demand Chain Executive
2016 Green Supply Chain Award

American Business Awards
2016 Gold Stevie® Award

Inbound Logistics
Top 100 3PL Provider

Business Intelligence Group
2016 BIG Innovation Award



EMC
Blue Sky Supplier Sustainability Award



GoPro
GoPro Versatile Award



Intel
Preferred Quality Supplier Award

$459M	FY16 Revenue (NASDAQ: MLNK)
$4.5+B[1]	FY16 Client materials managed through ModusLink
350+M[1]	FY16 Annual units shipped
66%	6 of 9 high tech clients in Gartner Supply Chain Top 25
1	Technology platform with single integration effort
9	Highly integrated supply chain and logistics solutions
2,100	FY17 Q2 – Full-time employees
21	Global sites
21	Languages

1 Internal Company Estimates - Unaudited

ModusLink GLOBAL SOLUTIONS

Global Footprint to Service our Worldwide Clients



AMERICAS

Riverside, Calif.
Miami, Fla.
Waltham, Mass. (HQ)
Raleigh, North Carolina
Nashville, Tenn.
Orem, Utah
Monterrey, Mexico
Guadalajara, Mexico

EMEA

Brno, Czech Republic
Kildare, Ireland
Apeldoorn, The Netherlands
Venray, The Netherlands

ASIA

Sydney, Australia
Chongqing, China
Futian, China
Kunshan, China
Shenzhen, China
Waigaoqiao, China
Isehara, Japan
Penang, Malaysia
Singapore

Distributed Last Mile Solution Centers (Waltham, MA – Corporate HQ)

Global Capabilities to Drive Client Satisfaction

ModusLink GLOBAL SOLUTIONS

Trusted by Leading Global Brands

acer	ANIMA	bugaboo	CISCO	COBI
ebay	EMC²	ERICSSON	EuRail Your Pass. Your Europe.	fitbit
FUJITSU	GoPro Be a HERO	here	Hewlett Packard Enterprise	hp
htc quietly brilliant	HYLA mobile RECONSIDERED	JDE	Lenovo	Lexar by Micron
littleBits ELECTRONICS	logitech	Microsoft	NATIONAL INSTRUMENTS	PHILIPS
rb Reckitt Benckiser	republic WIRELESS	ring	SanDisk	SONY make.believe
tile	TOMTOM	TOSHIBA Leading Innovation >>>	UNIFY	ZEISS

Corporate Turnaround Plan Underway: Actions to Drive Profitability, Restore Growth and Deliver Value

- ✓ Changes in Executive Leadership
- ✓ Investments in the Business
- ✓ Institution of Lean Principles and Methodologies Across our Global Footprint
- ✓ Reduction in Costs / Improvements
- ✓ Select Facility Downsizing to Optimize Performance
- ✓ Process-Driven Changes to Realign the Business Around Client Needs

Investing approximately $20 million with anticipated annualized EBITDA improvements of $32 million

Redefining Priorities and Shifting Towards a Growth Mindset

✓ **Phase I: July 2016 – January 2017**

- Organizational redesign; business structured globally around client needs (Business Unit Model)
- Headcount reductions as a result of process reforms and global realignment
- Select facility downsizing to optimize performance; gain greater control over client programs
- Enhanced Contracts Administration and Client onboarding capabilities and focus
- New Strategy & Innovation team with a focus on long-term growth
- 190 projects launched; 70% now complete (remaining consolidated in Phase II)
- Achieved approximately $31 million in savings since the turnaround began

✓ **Phase II: January 2017 – onwards (Shift towards Revenue Stabilization and Growth)**

Priorities to Drive Performance and Client Satisfaction

Grow the Business

Deliverables supporting Grow the Business

- Focus on growing installed base, adding new programs
- New Sales Hires to Drive Growth in eBusiness
- New Global Account Selling Initiative and Incentive Plans
- GCM now at the site and BU level to be closer to the clients
- Strategy & Innovation focused on new markets; enhancing end-to-end solutions

BU Management

Deliverables supporting BU improvement changes

- Continued refinements in organizational structure; domain expertise at BU level
- Global Account Selling team working with GM's and business unit leaders to identify new areas of growth
- Increased focus on facility management, freight costs and procurement
- Companywide investments in systems, resources and people

Improve Data Integration

Deliverables supporting data integration and collaboration

- Investing in automation
- Improving financial controls and data throughout the company and at the BU level
- Financial analysts supporting BU leaders; collaborating with sales, operations, finance
- Quicker and smarter business decisions – improving speed-to-market and client response
- Integration of CRM and ERP systems

ModusLink GLOBAL SOLUTIONS

Structure Driving the Turnaround


CEO
Executive Leadership Team
BUSINESS UNITS
United States
Mexico
Europe East
Europe West
China
Rest of Asia
E-Business
BUSINESS UNIT SUPPORT
Operations & Facility Mgmt.
Strategy & Innovation
Capture Management
Human Resources

ModusLink GLOBAL SOLUTIONS

Fiscal Year 2017 Second Quarter Update

(November 1, 2016 – January 31, 2017)

Fiscal 2017 Second Quarter Results – CEO Commentary

“Our results through the first half of the year demonstrate that our turnaround plan is working. By de-centralizing corporate functions, improving processes and investing throughout our global footprint, we have successfully enhanced gross margins, lowered expenses and reduced our losses significantly. We are operating more efficiently and our clients are the ones who are benefitting the most. I’m pleased with the progress we have made to date and fully expect the second half of fiscal 2017 to show continued momentum. We remain on track to realize $32 million in annualized EBITDA improvements and our goal remains to bring ModusLink back to profitability.”

“Since we launched our turnaround plan, we have focused mostly on bringing domain expertise directly to our sites to improve our ability to service clients on a global scale. We maintain this continuous improvement mindset and are now focused equally on revenue stabilization and growth. Our teams have been concentrating on servicing and growing with existing clients, while promoting our end-to-end capabilities to capture new clients. Key to all of this is operational excellence and with a stronger foundation in place, we are confident that we will deliver. We look forward to reporting on our continued progress in the quarters ahead.”

-- Jim Henderson, President and CEO

ModusLink GLOBAL SOLUTIONS

FY17 Second Quarter Performance (Unaudited)

($'s in millions)	2Q FY17	2Q FY16	$ Change	% Change
Net Revenue	$117.6	$120.0	-$2.4	-2.0%
Gross Profit	$11.2	$3.7	$7.5	206.4%
Gross Profit %	9.5%	3.0%	650 Bps	---
SG&A	$11.9	$14.8	$2.9	19.3%
Operating Expenses	$12.7	$15.3	$2.6	17.1%
Operating Income (Loss)	$(1.5)	$(11.7)	$10.2	87.1%
Net Income (Loss)	$(2.9)	$(13.9)	$11.0	79.2%
EBITDA*	$2.0	$(9.2)	$11.1	---
Recurring EBITDA*	$4.4	$(7.0)	$11.4	---

- **Net revenue of $117.6 million**, $2.4 million or 2.0% below 2Q FY16 (revenue stabilization achieved)
- **Gross margin of 9.5%,** a 650 basis point improvement over 2Q FY16 (better processes and cost reduction initiatives)
- **SG&A of $11.9 million**, a $2.9 million or 19.3% reduction over 2Q FY16 (continued expense controls)
- **Operating loss of $(1.5) million**, vs. an operating loss of $(11.7) million, an improvement of $10.2 million over 2Q FY16
- **Net loss of $(2.9) million**, vs. a net loss of $(13.9) million, an improvement of $11.0 million over 2Q FY16
- **EBITDA of $2.0 million**, vs. EBITDA of $(9.2) million, an improvement of $11.1 million
- **Recurring EBITDA of $4.4 million,** vs. Recurring EBITDA of $(7.0) million, an improvement of $11.4 million

Fiscal 2017 2nd Quarter performance clearly demonstrates that the turnaround plan is working; better processes, foundation and collaboration resulting in better bottom-line performance.

** See EBITDA and Recurring EBITDA reconciliation on page 14.*

ModusLink GLOBAL SOLUTIONS

FY17 Second Quarter Performance (Unaudited)
Business Segment Review

($'s in millions)	2Q FY17	2Q FY16	$ Change
Net Revenue			
Americas	$27.2	$28.2	-$1.0
Asia	$38.9	$44.5	-$5.6
Europe	$44.9	$38.7	$6.3
e-Business	$6.6	$8.6	-$2.0
Total Net Revenue	$117.6	$120.0	-$2.4

($'s in millions)	2Q FY17	2Q FY16	$ Change
Operating Income (Loss)			
Americas	$(1.7)	$(4.9)	$3.2
Asia	$2.3	$(0.3)	$2.6
Europe	$0.0	$(4.2)	$4.3
e-Business	$(0.9)	$(0.4)	-$0.5
Total segment operating loss	$(0.3)	$(9.9)	$9.6
Corporate-level activity	$(1.2)	$(1.8)	$0.5
Total Operating Loss	$(1.5)	$(11.7)	$10.2

- **Net revenue** declined in all segments less Europe, which increased by 16.2%
- While net revenue declined by $2.4 million or 2.0%, **operating income (losses)** improved in all segments, less e-Business, which declined by $0.5 million
- The **Asia and Europe business segments were profitable** on an operating income basis vs. a cumulative loss of $4.6 million in last fiscal year's 2Q
- The **Americas** generated a $3.2 million increase in operating income (loss); net revenue declined modestly
- The **e-Business** segment experienced higher losses due to lower revenues and one-time items
- Revenues have begun to stabilize; gross margins are improving; expenses are significantly less than last year's 2nd quarter as a result of **turnaround initiatives**
- **Better operating performance** – nearing break-even on a segment basis (less corporate-level activity)

ModusLink GLOBAL SOLUTIONS

FY17 – 1st Half of the Year Performance (Unaudited)

($'s in millions)	1H FY17	1H FY16	$ Change	% Change
Net Revenue	$238.9	$261.1	$(22.2)	8.5%
Gross Profit	$20.5	$16.1	$4.4	27.5%
Gross Profit %	8.6%	6.2%	240 Bps	---
SG&A	$25.5	$27.8	$2.3	8.1%
Operating Expenses	$27.7	$29.3	$1.6	5.7%
Operating Income (Loss)	$(7.1)	$(13.2)	$6.1	46.0%
Net Income (Loss)	$(11.4)	$(28.7)	$17.3	60.1%
EBITDA*	$(1.6)	$(18.5)	$16.9	---
Recurring EBITDA*	$3.9	$(5.1)	$9.0	---

- **Top-line declines anticipated, but % of decline is slowing – revenue stabilization has been the priority**
- **Gross margins favorably impacted by process enhancements and cost reduction initiatives**
- **Operating expenses continue to decline, while investments in the business intensify**
- **Significant bottom-line improvements (operating and net losses reduced by 46% and 60.1%, respectively)**
- **Company achieves profitability on a Recurring EBITDA basis**

1st and 2nd quarter performance shows dramatic year-over-year improvements
Continued focus on organizational efficiencies – shifting towards a growth mindset

** See EBITDA and Recurring EBITDA reconciliation on page 14.*

ModusLink GLOBAL SOLUTIONS

FY17 – EBITDA Reconciliation (Unaudited)

Net loss to Recurring EBITDA

	Three Months Ended January 31,		Six Months Ended January 31,	
	2017	2016	2017	2016
Net loss	$ (2,906)	$ (13,948)	$ (11,449)	$ (28,721)
Interest income	(15)	(114)	(180)	(202)
Interest expense	2,109	2,777	4,138	5,506
Income tax expense	723	206	1,772	1,056
Depreciation	2,068	1,919	4,090	3,874
EBITDA	1,979	(9,160)	(1,629)	(18,487)
SEC inquiry and financial restatement costs	10	345	12	167
Strategic consulting and other related professional fees	3	277	7	284
Executive severance and employee retention	-	-	300	-
Restructuring	776	240	2,150	1,247
Share-based compensation	189	502	381	958
Impairment of goodwill and long-lived assets	-	305	-	305
Unrealized foreign exchange (gains) losses, net	1,815	1,087	1,582	1,816
Other non-operating (gains) losses, net	(990)	(384)	(105)	8,778
(Gains) on investments in affiliates and impairments	(396)	(259)	(896)	(217)
ALPS initiative costs	983	-	2,144	-
Recurring EBITDA	$ 4,369	$ (7,047)	$ 3,946	$ (5,149)

Turnaround plan on track; Company reaffirms anticipated annualized Adjusted EBITDA improvements of approximately $32.0 million; Company continues to focus on net revenue stabilization and growth.

Historical Financial Review – Building Momentum

Net Revenue


$130.0
$120.0
$110.0
$100.0
$90.0
$80.0
$70.0
$60.0
$96.5
$101.5
$121.3
$117.6
3Q FY16
4Q FY16
1Q FY17
2Q FY17

Gross Profit Margin %


10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
2.3%
6.4%
7.7%
9.5%
3Q FY16
4Q FY16
1Q FY17
2Q FY17

Operating Expenses


$22.0
$20.0
$18.0
$16.0
$14.0
$12.0
$10.0
$14.7
$21.3
$15.0
$12.7
3Q FY16
4Q FY16
1Q FY17
2Q FY17

Operating Income (Loss)


$0.0
-$5.0
-$10.0
-$15.0
-$20.0
-$12.5
-$14.8
-$5.6
-$1.5
3Q FY16
4Q FY16
1Q FY17
2Q FY17

Revenue Stabilization / Consistent Increases in GPM % /
Expenses Reduced with Further Improvements Anticipated / Losses Shrinking – On Path to Profitability

ModusLink Consists of Two Business Models:

Supply Chain Business – Operating Subsidiary
Holding Company – Financial Management; Targeting Acquisitions to Leverage $2.1B in NOL's

Fiscal Year 2017 – 1H Performance *($M) (* - unaudited)*	**Supply Chain Business***	**Holding Company***	**Public Company***
Revenue	$238.9	$0.0	$238.9
Gross Profit	$20.5	$0.0	$20.5
Operating Expenses	$25.1	$2.6	$27.7
Operating Loss	$(4.5)	$(2.6)	$(7.1)
Net Loss	$(6.2)	$(5.2)	$(11.4)
EBITDA	$(0.1)	$(1.5)	$(1.6)
Recurring EBITDA	$6.1	$(2.2)	$3.9
Cash / Trading securities	$26.8	$98.5	$125.3
Debt - carrying value	$0.0	$57.6	$57.6

Holding Company: 1H Net Loss consists primarily of – $2.6 million in operating expenses, $1.8 million in cash interest expense and $2.1 million in non-cash amortization of the debt discount.

** See EBITDA and Recurring EBITDA reconciliation on page 14.*

ModusLink GLOBAL SOLUTIONS

Strong Balance Sheet – Sufficient Liquidity to Fund Turnaround Plan and All Working Capital Requirements

Select Balance Sheet Data

($ in millions)	Jan. 31, 2017	Jul. 31, 2016
Total Cash & Equivalents	$114.3	$130.8
Trading Securities	$11.0	$16.8
Working Capital	$113.8	$125.1
Total Debt[1] *(at maturity)*	$67.6	$69.6
Current Ratio	1.7	1.6
Net Debt and Trading Securities[2]	$57.7	$78.0

- $125.3 million in cash, cash equivalents and trading securities to fund working capital, business needs and corporate realignment initiatives.
- ABL Credit Facility with PNC Bank (agent/lender); up to $50 million available (contingent upon assets and Agreement conditions); $0.0 million borrowed as of January 31, 2017 (excluding undrawn LCs).
- Raised $100 million in 2014 through Convertible Notes Offering:
  - Wells Fargo Bank – Trustee
  - Bear interest at 5.25% per annum, payable semi-annually
  - Mature in March 2019
  - Net carrying value of the Notes was $57.6 million as of quarter end
- Cash decrease was expected and is due mainly to the expected seasonal investment in working capital associated with the ~20% increase in quarterly revenues (Q2 FY17 vs. Q4 FY16) as well as unwinding of working capital related to a planned client exit.

Ability to pay down debt through cash, cash equivalents and trading securities;
Net debt position down due to turnaround initiatives – expected to increase with future real estate sales

1 Represents amount of the Convertible Notes at maturity plus the balance borrowed on the Credit Facility as of the balance sheet date.
2 Represents Total Cash & Equivalent + Trading Securities – Total Debt (at maturity).

Strategic Positioning – Global Value Proposition

Regions	Solutions	Markets
Global…	**…omni-channel provider of end-to-end technology and forward/reverse logistics services…**	**…to innovative product companies**

Regions

- **North America**
- **Europe**
- **Asia** (China, in particular)

Solutions

Technology	E-Commerce Services	Professional Services	Infrastructure Services
Forward Logistics	Demand Planning	Warehousing	Fulfillment
Reverse Logistics	Support	Return / Replace	Repair / Refurbish

Markets

- **Growth tech verticals**
- **Mature tech verticals**
- **Other innovative product sectors:** medical devices, luxury, beauty, small appliances

A clear strategy for future growth

Our End-to-End Capabilities


Procurement & Planning
Factory Feed
Customer Contact
Postponement
Order Management
E-commerce Integration
Customization
Disposition
Payment Services
Consumer Returns
Marketplace Integration
B2C Fulfilment
Grading
Poetic, Entitlement, IoT
Trade-In
Home Replenishment
Re-Marketing

Summary: Investment Considerations

- Complete End-to-End Solutions Provide Competitive Edge
- Unmatched Global Footprint to Meet Client Requirements
- Diversified Supply Chain Relationships Driving Client ROI
- Longstanding Customer Relationships Across Both Legacy and Growth Industries
- Long-term View of the Markets; Positioned to Leverage Offerings in New Emerging Categories
- Client Base of Fortune 500 Global Leaders
- Strong Balance Sheet, Access to Capital and Commitment from Board and Executives to Implement Turnaround!
- Anticipate Significant Improvements in Bottom-Line Performance and Cash Flow Generation in FY17
- Investments in Infrastructure, Systems and Processes to Improve Efficiencies and Drive Bottom-Line Performance

ModusLink
GLOBAL SOLUTIONS

ModusLink GLOBAL SOLUTIONS

THANK YOU!